SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES ACT OF 1934

REALNETWORKS, INC.

(Name of the Issuer)

RealNetworks, Inc.

Greater Heights LLC

Greater Heights Acquisition LLC

Robert Glaser

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75605L708

(CUSIP Number of Class of Securities)

Michael Parham

Senior Vice President, General Counsel and Corporate Secretary

RealNetworks, Inc.

1501 First Avenue South, Suite 600

Seattle, Washington 98134

(206) 674-2700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Trenton Dykes	Patrick J. Schultheis
Andrew Ledbetter	Wilson Sonsini Goodrich & Rosati
DLA Piper LLP (US)	Professional Corporation
701 Fifth Avenue, Suite 6900	701 Fifth Avenue, Suite 5100
Seattle, Washington 98104	Seattle, Washington 98104
(206) 839-4800	(206) 883-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) RealNetworks, Inc., a Washington corporation (“RealNetworks” or the “Company”); (2) Greater Heights LLC, a Washington limited liability company (“Parent”); (3) Greater Heights Acquisition LLC, a Washington limited liability company and wholly owned subsidiary of Parent (“Merger Sub”) and (4) Robert Glaser (“Parent Guarantor” and together with Parent and Merger Sub, the “Purchaser Filing Parties”). The persons filing this Transaction Statement are collectively referred to as the “Filing Persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated July 27, 2022 (including all exhibits and documents attached thereto, the “Merger Agreement”), by and among the Company, Parent, Merger Sub, and, exclusively for purposes of Section 8.15 thereof, the Parent Guarantor. Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”), the separate corporate existence of the Company will cease and Merger Sub will continue its corporate existence under Washington law as the surviving company in the Merger. Parent will own 100% of the equity interests of the surviving company following the transactions contemplated by the Merger Agreement. Parent is affiliated with Parent Guarantor, who beneficially owns approximately 38.5% of the total number of outstanding shares of Common Stock of the Company and 100% of the outstanding shares of preferred stock of the Company as of August 17, 2022.

The board of directors of the Company (the “Board”) formed a special committee (the “Special Committee”) consisting solely of independent and disinterested directors to, among other things, negotiate the Merger Agreement and evaluate the Merger. After reviewing the terms of the Merger Agreement with its independent legal and financial advisors, the Special Committee, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Proposed Transaction”), including the Merger, were advisable and in the best interests of the Company’s shareholders, (ii) recommended that the Board (A) adopt resolutions approving and declaring advisable the Merger Agreement and the Proposed Transaction, (B) recommend that the Company’s shareholders approve and adopt the Merger Agreement and the Merger, and (C) approve an amendment to the Company’s Second Amended and Restated Shareholder Rights Plan, dated as of November 30, 2018, by and between the Company and Computershare Inc. (the “Rights Plan”), to exempt the Merger and the transactions contemplated by the Merger Agreement from the terms of the Rights Plan.

Based in part on the Special Committee’s unanimous recommendation, the Board (other than Mr. Glaser who recused himself) has (i) determined that the Merger Agreement and the Proposed Transaction are advisable and in the best interests of the Company and its shareholders; (ii) approved, adopted, declared advisable and authorized in all respects the Merger Agreement and the Proposed Transaction; and (iii) resolved to recommend that the Company’s shareholders approve the adoption of the Merger Agreement and the Proposed Transaction. The Board has also recommended that the Company’s shareholders approve the other proposals described in the Proxy Statement (as defined below).

The Merger cannot be completed without (1) the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock and preferred stock, each voting as a separate class, and (2) the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock held by the holders of the Company’s common stock other than Mr. Glaser and his affiliates and the Company’s directors who were not members of the Special Committee.

Concurrently with the filing of this Transaction Statement, the Company is filing a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which the Company is soliciting proxies from shareholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet (Regulation M-A Item 1001)

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

Item 2. Subject Company Information (Regulation M-A Item 1002)

(a) Name and address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger Agreement”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Special Factors—Equity Interests of RealNetworks’s Executive Officers and Non-Employee Directors”

“Questions and Answers About the Special Meeting and the Merger”

“Important Information Regarding RealNetworks—Security Ownership of Management and Certain Beneficial Owners”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealNetworks—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealNetworks—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealNetworks—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding RealNetworks—Transactions in Common Stock”

Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003)

(a) – (c) Name and Address of Each Filing Person; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger Agreement”

“Important Information Regarding RealNetworks”

“Important Information Regarding the Purchaser Filing Parties”

Item 4. Terms of the Transaction (Regulation M-A Item 1004)

(a)-(1) Material terms. Tender offers. Not applicable

(a)-(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company If the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares”

“The Merger Agreement—The Merger”

“Voting and Support Agreement”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Dissenters’ Rights”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Dissenters’ Rights”

“Annex D—Chapter 23B.13 of the Washington Business Corporation Act”

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Security Holders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005)

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“Special Factors—Guarantee”

“The Merger Agreement”

“Voting and Support Agreement”

“Important Information Regarding RealNetworks—Private Placement Transaction”

“Important Information Regarding RealNetworks—Transactions in Common Stock”

“Important Information Regarding the Purchaser Filing Parties”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Support Agreement

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Voting and Support Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Support Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Treatment of RealNetworks Equity Awards”

“Special Factors—Equity Interests of RealNetworks’s Executive Officers and Non-Employee Directors”

“Special Factors—Financing”

“The Merger Agreement”

“The Special Meeting—Required Vote”

“Voting and Support Agreement”

Annex A—Agreement and Plan of Merger

Annex B—Voting and Support Agreement

Item 6. Purposes of the Transaction, and Plans or Proposals (Regulation M-A Item 1006)

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares”

“The Merger Agreement—Payment of Per Share Merger Consideration and Surrender of Stock Certificates”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Financing”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares”

“Voting and Support Agreement”

“Important Information Regarding RealNetworks”

Annex A—Agreement and Plan of Merger

Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013)

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company If the Merger Is Not Completed”

“Special Factors—Projected Financial Information”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Treatment of RealNetworks Equity Awards”

“Special Factors—New Compensation Arrangements with Parents”

“Special Factors—RealNetworks Change in Control and Severance Arrangements with Executive Officers”

“Special Factors—Quantification of Payments and Benefits to RealNetworks’s Named Executive Officers”

“Special Factors—Equity Interests of RealNetworks’s Executive Officers and Non-Employee Directors”

“Special Factors—Insurance and Indemnification Interests of Directors and Executive Officers”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Financing”

“Special Factors—Fees and Expenses”

“The Merger Agreement—The Merger”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares”

Dissenters’ Rights

Annex A—Agreement and Plan of Merger

Annex D—Chapter 23B.13 of the Washington Business Corporation Act

Item 8. Fairness of the Transaction (Regulation M-A Item 1014)

(a) – (b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Quantification of Payments and Benefits to RealNetworks’s Named Executive Officers”

“Special Factors—Equity Interests of RealNetworks’s Executive Officers and Non-Employee Directors”

Annex C—Opinion of Houlihan Lokey Capital, Inc.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“The Special Meeting— Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to Completion of the Merger”

“The Merger Proposal (Proposal 1)—Vote Required and Board Recommendation”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Proposal (Proposal 1)”

(f) Other offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015)

(a) – (b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties for the Merger”

“Where You Can Find Additional Information”

Annex C—Opinion of Houlihan Lokey Capital, Inc.

Presentation to the Special Committee of the Board of Directors of the Company on July 26, 2022, and preliminary discussion materials dated March 1, 2022; March 24, 2022; and June 3, 2022, are filed as Exhibits (c)(2)–(5), respectively, and are incorporated herein by reference.

(c) Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007)

(a) – (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing”

“Special Factors—Guarantee”

“The Merger Agreement”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects on the Company if the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Termination Fees and Expenses”

Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008)

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Equity Interests of RealNetworks’s Executive Officers and Non-Employee Directors”

“Important Information Regarding RealNetworks—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding RealNetworks—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012)

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties As to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“The Special Meeting—Required Vote”

“Voting and Support Agreement”

Annex B—Voting and Support Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Purchaser Filing Parties for the Merger”

“The Merger Proposal (Proposal 1)”

Item 13. Financial Information (Regulation M-A Item 1010)

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Projected Financial Information”

“Important Information Regarding RealNetworks—Book Value Per Share”

“Where You Can Find Additional Information”

(b) Pro forma information.

“Special Factors—Certain Effects of the Merger for the Purchaser Filing Parties”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009)

(a) – (b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information (Regulation M-A Item 1011)

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Quantification of Payments and Benefits to RealNetworks’s named Executive Officers”

“The Merger Agreement—Treatment of Options, Restricted Stock Units, Restricted Shares”

“The Compensation Proposal (Proposal 2)”

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits (Regulation M-A Item 1016)

(a)(1) Preliminary Proxy Statement of RealNetworks, Inc. (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card.*

(a)(3) Letter to Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Press Release, dated July 28, 2022 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed July 28, 2022).

(c)(1) Presentation of Houlihan Lokey Capital, Inc. to the Special Committee of the Board of Directors of the Company, dated July 26, 2022.

(c)(2) Opinion of Houlihan Lokey Capital, Inc., dated July 26, 2022 (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(3) Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated March 1, 2022.

(c)(4) Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated March 24, 2022.

(c)(5) Preliminary discussion materials of Houlihan Lokey Capital, Inc. for the Special Committee of the Board of Directors, dated June 3, 2022.

(d)(1) Agreement and Plan of Merger, dated as of July 27, 2022, by and among the Company, Parent, Merger Sub and Parent Guarantor (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting and Support Agreement, dated as of July 27, 2022, by and among the Parent, Mr. Glaser and his affiliates and the Company directors that were not members of the Special Committee (incorporated herein by reference to Annex B of the Proxy Statement).

(f) Chapter 23B.13 of the Washington Business Corporation Act of the State of Washington (incorporated herein by reference to Annex D of the Proxy Statement).

(g) None.

107 Filing Fee Table.

*	To be filed by amendment

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 19, 2022

REALNETWORKS, INC.

By:	/s/ Michael Parham
	Name:	Michael Parham
	Title:	Senior Vice President, General Counsel and Corporate Secretary

GREATER HEIGHTS LLC

By:	/s/ Robert Glaser
	Name:	Robert Glaser
	Title:	Manager

GREATER HEIGHTS ACQUISITION LLC

By:	/s/ Robert Glaser
	Name:	Robert Glaser
	Title:	Manager

ROBERT GLASER

By:	/s/ Robert Glaser

[Signature Page to SC 13e-3]